Exhibit 99.1

SouFun to Hold 2013 Annual General Meeting on October 15, 2013

BEIJING, Sept. 25, 2013 /PRNewswire/ — SouFun Holdings Limited (NYSE: SFUN) (“SouFun” or the “Company”), the leading real estate Internet portal in China, today announced that it will hold its 2013 annual general meeting of shareholders at Building 5, Zone 4, Hanwei International Plaza, No. 186 Southwest 4th Ring Road, Fengtai District, Beijing 100070, People’s Republic of China on October 15, 2013 at 10:00 a.m. (local time). No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders of the Company to discuss company affairs with management. The Board of Directors of the Company has fixed September 20, 2013 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person.

About SouFun

SouFun operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through our websites, we provide marketing, e-commerce, listing and other value-added services for China’s fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. SouFun currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 320 cities in China. For more information about SouFun, please visit http://ir.soufun.com.

Contacts

Vice President of Finance:

Hong Zhao, +86 (10) 5631-8707, hongzhao@soufun.com

Investor Relations Manager:

Yiwen Zhang, +86 (10) 5631-8659, zhangyiwen@soufun.com